UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	◻ Form 10-K ◻ Form 20-F ◻ Form 11-K ⌧ Form 10-Q ◻ Form 10-D ◻ Form N-CEN ◻ Form N-CSR

For Period Ended: June 30, 2025

◻ Transition Report on Form 10-K
◻ Transition Report on Form 20-F
◻ Transition Report on Form 11-K
◻ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

Sono Group N.V.

Full name of Registrant

N/A

Former name if Applicable

Waldmeisterstraße 93

Address of Principal Executive Office (Street and number)

80935 Munich, Germany

City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

⌧	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sono Group N.V.’s (the “Registrant”) management has been working to finalize the accounting adjustments resulting from the Registrant’s initial transition from International Financial Reporting Standards (“IFRS”) to U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). In addition, the Company experienced a turnover of certain key members of the internal accounting staff, including the chief financial officer and controller. As a result, the Registrant is unable to file its Quarterly Report on Form 10-Q within the prescribed time period without unreasonable effort or expense. The Registrant expects to be able to file within the additional time allowed by this report.

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PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	George O’Leary	561	955-0727
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ⌧ Yes ◻ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ⌧ Yes ◻ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Previously, the Registrant’s financial statements were prepared in accordance with IFRS as permitted in the United States under the status of a “foreign private issuer” as defined under Rule 3b-4 under the Securities Exchange Act of 1934, as amended. As of June 30, 2024, the Registrant determined that it no longer qualified as a “foreign private issuer” under the Securities and Exchange Commission rules. Consequently, the Registrant is now required to prepare its consolidated financial statements in accordance with U.S. GAAP. Due to differences in accounting treatments between IFRS and U.S. GAAP, certain amounts historically reported for the Registrant’s financial position, operating results, and cash flows under IFRS will change under U.S. GAAP standards, and therefore, will be incomparable to amounts previously reported under IFRS for all previous periods.

Additionally, as a result of the change in filer status, the Registrant is now required to file quarterly reports on Form 10-Q, which represents a further change from its prior financial reporting practices as a foreign private issuer.

As disclosed in the interim financial report for the first half of 2024 filed on December 6, 2024, the Registrant completed a restructuring in February 2024. The resulting gain from reconsolidation was recorded in the first six months of 2024 and significantly impacted the results for that period. In contrast, the first six months of 2025 reflects a substantially smaller amount of other income, primarily related to fair value adjustments on outstanding debt, leading to a material difference in reported net income compared to the prior-year quarter.

Sono Group N.V.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2025	By:	/s/ George O’Leary
		Name:	George O’Leary
		Title:	Chief Executive Officer

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